UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Chief Digital Transformation and Innovation Officer

—

Rio de Janeiro, September 21, 2022 - Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors, at a meeting held today, approved the early termination of the term of Mr. Juliano de Carvalho Dantas as the Company's Chief Digital Transformation and Innovation Officer and elected Mr. Paulo Palaia Sica as the new Chief Digital Transformation and Innovation Officer.

Paulo Palaia has a Bachelor's degree in Data Processing from Braz Cubas University and a post-graduate degree in Strategic IT Management from UC Berkeley - California - USA. He has more than 37 years of career in Information Technology and experience in several market segments, occupying in the last 27 years leading positions as the main technology executive of the institutions where he worked. He was for more than 9 years Technology Director of GOL Linhas Aéreas Inteligentes S/A and General Director of GOLLabs, innovation lab focused on the airline industry. He was also Director of Technology at Webjet Linhas Aéreas, DASA, CVC, and President of the Deliberative Council of the Brazilian e-Business Association, between 2015 and 2016. In addition, he worked as a technology consultant for Hospital Sírio Libanês, GJP Hotéis Exclusivos, MOVIDA Aluguel de Carros, JSL SA and Grupo COMPORTE. He holds patents for technological solutions that aim to reduce operational costs and improve the customer experience of airlines, and has received more than 36 awards issued by the largest entities in the Brazilian IT market during his career.

The indication of the new Executive Director was previously analyzed by the Personnel Committee of Petrobras' Board of Directors.

Petrobras thanks Juliano de Carvalho Dantas for his important leadership, dedication, and contribution in his 19 years at the company and his work ahead of the Digital Transformation and Innovation Executive Board.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer